

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Ms. Deborah A. Wensel
Senior Vice President and Chief Financial Officer and Treasurer,
Great Lakes Dredge & Dock Corporation
2122 York Road
Oakbrook, IL 60523

Re: Great Lakes Dredge & Dock Corporation
Form 10-K for the fiscal year ended December 31, 2009
File No. 1-33225

Dear Ms. Wensel:

We have reviewed your response to our comment letter dated September 7, 2010 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 8. Financial Statements

21. Subsidiary Guarantors, page 84

1. We have considered your response to our comment letter dated September 7, 2010. Given that your exchange act filings did not include separate financial statements for two guarantors that do not appear to meet the definition of 100% owned, NASDI and Yankee, it appears to us that your exchange act filings are deficient. Your current proposal to provide financial statements for the guarantors, prospectively, does not cure these deficiencies and is not adequate. It appears to us that you should amend your Form 10-K for the year ended December 31, 2009 and your Forms 10-Q for the periods ended September 30, 2009, March 31, 2010, and June 30, 2010 to include separate financial statements and other required disclosures for the two guarantors to comply with Rule 3-10 of Regulation S-X.

2. We also note your intention to convert Yankee to a Delaware corporation and your previous response related to your ownership of all NASDI's voting shares prior to May 2008 when NASDI was a Massachusetts corporation. Please be advised that for a subsidiary in corporate form to meet the definition of 100% owned, it appears to us that the parent must own all of the common equity interests, not just all the voting shares. It does not appear to us that Rule 3-10 of Regulation S-X contemplates non-voting common equity interests however it does clearly state that the definition was adopted to assure that "there is no competing common equity interest in the assets or revenues of the subsidiary". Please clarify your future intentions regarding Yankee and your historical intentions regarding NASDI based on this definition.

3. Please also be advised that as guarantors, NASDI and Yankee have reporting obligations under the exchange act that began when they were acquired and/or became guarantors and that they are now delinquent filers. Please tell us how you intend to cure their delinquencies.

   You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

                                        Sincerely,

                                        John Cash
                                        Branch Chief